4imprint Group plc

PROCESSED

APR 19 2002

THOMSON FINANCIAL

02 APR -9 AM 9:5?

SUPPL

02028300

26th March 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
26.03.02	LSE Notification – Canada Life Marketing Group – shares acquired

If you should have any questions or comments, please call the undersigned at 001-44-161 0425.

Yours faithfully

Craig Slater
Finance Director

dw 4/9

Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 749204

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	2. Name of Shareholder having a substantial interest CANADA LIFE MARKETING GROUP
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them N/A

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
300,000	1.04	—	—

9. Class of security ORDINARY 38 6/13 P	10. Date of transaction PLEASE SEE ATTACHED	11. Date company informed 26-03-02
12. Total holding following this notification 1,125,000	13. Total percentage holding of issued class following this notification 3.92	

14. Any additional information —	15. Name of contact and telephone number for queries CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification

[signature]

Date of notification 26TH MARCH 19 2002

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.

Canada Life

INVESTMENT DEPARTMENT

Mr Craig Slater
Company Secretary
Four Imprint
Park 17, Moss Lane
Whitefield
Manchester M45 8FJ

26 March 2002

Faxed to: 0161 272 4001

Dear Mr Slater

Following a purchase of 300,000 shares at a price of 110.33 pence on 20th March, the Canada Life Marketing Group now has a holding of 1,125,000 shares, representing 3.89% of the issued share capital.

Please could you arrange for the necessary stock market release.

Yours sincerely

D. T. B

Craig McDougall
Fund Manager

fourimprint

Canada Life Limited
Pelliper House
9 Cloak Lane
London
EC4R 2RU
Tel 020 7410 8650
Fax 020 7410 9939
www.canadalife.co.uk